Elevation Oncology, Inc.

888 Seventh Avenue, 12th Floor

New York, NY 10106

June 24, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:	Christopher Edwards Deanna Virginio Gary Newberry Kevin Kuhar

Re:

Elevation Oncology, Inc. Registration Statement on Form S-1 (File No. 333-256787) originally filed June 4, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-40523) filed June 21, 2021

Requested Date: June 24, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Elevation Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415) 875-2420.

* * *

Sincerely,

Elevation Oncology, Inc.

By:	/s/ Shawn Leland
Shawn Leland, Pharm. D., R.Ph.
President and Chief Executive Officer

cc:	Effie Toshav, Esq.
Robert A. Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]